UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66024

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DNB Markets Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue, 31rst floor
(No. and Street)

New York (City) NY (State) 10166 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randy Hill (212) 681-3849
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore Jadick, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DNB Markets, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

T. S. Jadick

Signature

President

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

DNB Markets, Inc.
As of December 31, 2014
With Report of
Independent Registered Public Accounting Firm
(SEC I.D. No 8-66024)

DNB Markets, Inc.

Statement of Financial Condition

Year Ended December 31, 2014

Contents

EY
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Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Board of Directors of DNB Markets, Inc.:

We have audited the accompanying statement of financial condition of DNB Markets, Inc. (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DNB Markets, Inc. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2015

DNB Markets, Inc.

Statement of Financial Condition

December 31, 2014

Assets	
Cash and cash equivalents	$ 150,159,558
Cash segregated in compliance with federal regulations and other regulations	90,207
Deposit with clearing broker	1,000,000
Investment banking and advisory fees and other receivables	8,545,483
Fail to deliver	850,299
Receivables from customer	8,893,456
Current and deferred tax asset, net	5,428,946
Fixed assets, at cost (net of accumulated depreciation and amortization of $462,106)	344,812
Prepaid expenses and other assets	461,952
Total assets	$ 175,774,713
Liabilities and stockholder's equity	
Accrued expenses and interest payable	$ 13,927,206
Fail to receive	8,893,456
Subordinated borrowings from Parent	90,000,000
Stockholder's equity:	
Common stock – $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid in capital	365,366
Retained earnings	62,587,685
Total stockholder's equity	62,954,051
Total liabilities and stockholder's equity	$ 175,774,713

The accompany notes are an integral part of this statement of financial condition.

DNB Markets, Inc.

Notes to Statement of Financial Condition

December 31, 2014

1. Nature of Operations and Organization

DNB Markets, Inc. (the "Company") is a wholly owned subsidiary of DNB Bank ASA (the "Parent") based in Norway. The Company was formed under the laws of the state of New York on January 10, 2003 as a corporation. The Parent is the sole shareholder of the Company.

The Company is based in the United States and conducts business from its main office in New York City, its branch office in Houston, Texas, and its Office of Supervisory Jurisdiction in London, England. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer and began securities operations on December 9, 2003.

The Company maintains a sales desk in New York for the sales and trading of non-U.S. equity and fixed income securities by Major U.S. Institutional Investors, as defined in Rule 15a-6 of the Securities Exchange Act of 1934. In addition, the Company's sales desk is involved in selling primary equity and debt securities transactions to Major U.S. Institutional Investors when the Company is involved as an underwriter. The Company's sales desk also solicits U.S. institutional investors to establish and maintain accounts on a fully disclosed basis with Goldman Sachs Execution & Clearing, L.P. ("GSEC"), a registered clearing broker, for the purpose of purchasing and selling of U.S. equity and debt securities.

The Company also engages in the following business activities through its Investment Banking Division ("IBD"): participating in underwritings of corporate debt and equity securities in the United States as a selling group or syndicate member; the arrangement and syndication of bank loans, including advisory services related thereto; merger and acquisition advisory services; providing fairness opinions; and arranging the private placement of exempt corporate debt securities with U.S. insurance company investors.

2. Significant Accounting Policies

The accompanying financial statements may not necessarily be indicative of the condition that may have existed, or results of operations, if the Company had been operated as an unaffiliated entity.

Use of Estimates and Indemnifications

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management believes the risk of loss is remote.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the date of purchase to be cash equivalents unless the investments are legally or contractually restricted. Interest on cash equivalents is recognized as revenue when earned. At December 31, 2014, cash equivalents consisted of $33 million invested in a money market fund that invests in securities issued or guaranteed as to principal and interest by the U.S. government and repurchase agreements collateralized by such securities.

Client Commission Agreement

The Company commenced broking activities with a U.S. institutional client under a Client Commission Agreement whereby the Company, acting as an executing broker, receives order flow in foreign securities from the client. The Company retains a portion of the agreed commission for order execution and the remainder of the balance is paid to a plan sponsor in return for brokerage and research services. The amount paid to the plan sponsor is recorded separately in accrued expenses and interest payable on the Statement of Financial Condition offset by cash that has been segregated in a special bank account for the exclusive benefit of customers.

Cash Segregated in Compliance with Federal Regulations and Other Regulations

Cash segregated in compliance with federal regulations consists of cash deposited in a special bank account for the exclusive benefit of customers under the U.S. Securities and Exchange Commission ("SEC") Rule 15c3-3 related to the Company's Client Commission Agreement with a U.S. institutional customer.

Investment Banking and Advisory Fee Income, Net

Investment banking revenue includes underwriting fees earned through the Company's participation in public offerings of equity and debt securities. The Company acts as an underwriter and earns revenue including management fees, selling concessions and underwriting fees. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined and collection is reasonably assured.

As an underwriting participant in equity and debt securities transactions, management must estimate the Company's share of transaction related expenses incurred by the lead manager in order to recognize revenue. Transaction-related expenses are deducted from the underwriting fee and therefore reduce the revenue that is recognized. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically 90 days following the closing of the transaction.

With regards to loan arranging and syndication activity, fees are typically paid to the Company as an arranger. These arrangements are evidenced by fee agreements between the Company and the customer or between the Company and DNB Bank ASA, New York Branch, and fees are typically recognized upon closing.

Fee income also includes fees earned from providing financial advisory services and are recorded when services for the transactions are completed under the terms of each assignment or engagement and collection is reasonably assured.

Investment banking and advisory fees and other receivables primarily includes receivables relating to the Company's investment banking and advisory engagements. The Company evaluates the collectability of receivables and records an allowance for doubtful accounts on these receivables on a specific identification basis. During the year ended December 31, 2014, the Company did not record any bad debt expense.

Commission, Net

Commission income includes income earned on effecting trades in U.S. and non-U.S. equity and fixed-income securities. Commissions are recorded on a trade-date basis as securities transactions occur.

The Company allows a U.S. institutional client to allocate a portion of its gross commissions to pay for research products and other services provided by a third party under Section 28(e) of the Securities Exchange Act of 1934 pursuant to a Client Commission Agreement. The amounts allocated for those purposes are commonly referred to as commission recapture arrangements. Commission recapture arrangements are recorded on an accrual basis for each eligible trade and netted against Commission income on the Statement of Operations.

Institutional Income

Institutional income represents income earned on corporate access, marketing and research services. Such income is typically not governed by contractual agreements. Revenue earned for these services is recorded when services to be performed have been rendered, and the revenue is determinable and collection reasonably assured which is generally when cash is received.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. ASC 740-10 requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on de-recognition, classification, interest and penalties, and disclosure. The Company accounts for interest and penalties as a component of income tax expense.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on furniture, equipment, and computer hardware is calculated on a straight-line basis using estimated useful lives of 2 to 4 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvements or the term of the lease.

Fair Value

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition, including receivables and payables, approximate their carrying value, as such financial instruments are short term in nature.

Fail to Deliver

At December 31, 2014, the Company recorded a fail to deliver of $850,299 with a corresponding payable to a customer of the same amount (recorded in Accrued expenses and interest payable) related to transactions that did not settle according to their contractual terms. The transactions were settled without an adverse impact to the Company on January 2, 2015 and January 5, 2015.

3. Deposit with Clearing Broker

The Company maintains a required pre-determined sum of money deposited with its clearing broker, GSEC, which acts as collateral against any losses that could be incurred by GSEC for which it is entitled to be indemnified by the Company. At December 31, 2014, the Company had $1.0 million deposited with GSEC. The deposit does not represent an ownership interest in GSEC.

4. Related Party Transactions

The Company has entered into six revolving subordinated loan agreements with the Parent with a total committed amount of $195 million. Effective January 1, 2013, five of the six agreements were amended to extend their maturity dates to December 31, 2016. The remaining subordinated loan agreement became effective March 6, 2012 and has a maturity date of December 31, 2017. The interest rate on the outstanding amounts under these agreements is LIBOR plus 50 basis points per annum.

As of December 31, 2014, the outstanding amounts under these agreements were $10.0 million with interest accruing at 0.75510% (based on 3 month LIBOR), $20.0 million with interest accruing at 0.66925% (based on 1 month LIBOR), $10.0 million with interest accruing at 0.66925% (based on 1 month LIBOR), and $50.0 million with interest accruing at 0.6620% (based on 1 month LIBOR). The loans' carrying values approximate their fair value.

The loans are subordinated to claims of general creditors, are covered by an agreement approved by FINRA and are included by the Company in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has entered into an agreement with DNB Bank ASA, New York Branch, whereby the Branch provides the Company with certain services which include but are not limited to, shared occupancy and administrative services including payroll, employee benefits, accounting and cash management, financial and credit services, purchasing and/or leasing of equipment, use of its information technology systems, and record storage.

The Company has entered into an agreement with the Parent, whereby certain services and computer software will be available for use and provided by the Parent, and the Company will compensate the Parent for such use. These services include but are not limited to, systems development and maintenance costs, use of the Parent's Order Management Systems, equity research and sales, and market support and clearing.

The Company has entered into an agreement with DNB Bank ASA, London Branch, whereby one of its registered representatives working in the Parent's London Branch undertakes U.S. customer soliciting and equity sales trading activities for the Company. The Company updated the existing agreement, signed April 23, 2012, with an amendment, signed February 20, 2014. The amendment stipulates that income and expenses will be split by an agreed upon percentage according to year-end commission distributions by cross-border account customers. Under the agreement, the Company compensates London for their percentage of direct and indirect costs associated with the provision of administrative services, provision of office space, compensation, and other support and any corresponding liabilities related to the U.S.-oriented activities of the registered representatives working in the London Branch.

The Company has entered into an agreement with DNB Bank ASA, New York Branch; DNB Bank ASA, Grand Cayman Branch; and DNB Capital, LLC whereby the Company acts as a debt capital market product specialist and advisor, provides a full range of debt advisory services and manages all aspects of the loan syndication process in return for fees specified for each applicable transaction.

5. Fixed Assets

At December 31, 2014, fixed assets are comprised of the following:

Computer hardware	$ 239,246
Leasehold improvements	431,170
Equipment	45,559
Furniture	90,943
Total cost	806,918
Less accumulated depreciation and amortization	462,106
Total cost, net of accumulated depreciation and amortization	$ 344,812

6. Fair Value Measurements and Disclosures

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that the market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to overall valuation.

The three tier hierarchy of inputs is summarized below:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

6. Fair Value Measurements and Disclosures (continued)

At December 31, 2014, the Company did not own any assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. The carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximate fair value. The Company's cash equivalents are categorized as Level 1 assets as the net asset value of a share in the money market fund is quoted and not subject to redemption restrictions.

7. Income Taxes

At December 31, 2014, the Company recorded a deferred tax asset of $3,534,740 which primarily relates to accrued bonus compensation not yet deductible for tax purposes. At December 31, 2014, the Company did not have a valuation allowance for the deferred tax assets as it is, more likely than not, that it will be fully realized. The Company recorded a deferred tax liability of $36,665, which relates to depreciation.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. This standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no uncertain tax positions existed as of December 31, 2014.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the year ended December 31, 2014, the Company did not accrue any interest or penalties.

During 2014, the Internal Revenue Service commenced an audit of the Company's federal tax returns for the 2013 tax year. This audit is still open as of December 31, 2014. The Company is subject to the standard three year statute of limitations in all filing jurisdictions.

8. Commitments and Contingencies

The Company subleases office space under an Amended and Restated Sublease with DNB Bank ASA, New York Branch, dated as of March 29, 2010, the lease term of which commenced on April 1, 2010, and will expire on May 14, 2021.

As of December 31, 2014, the minimum annual rental commitments, subject to escalation based on increases in certain costs incurred by the lessor, are as follows:

Year ending December 31:	
2015	$ 298,956
2016	298,956
2017	298,956
2018	298,956
2019	298,956
Thereafter	410,348
Total minimum future rental payments	$ 1,905,128

Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify GSEC for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2014, no amounts were recorded under such agreement as no loss exists.

Litigation

The Company has been named as a defendant in a class action pending in the United States District Court for the Southern District of New York (the "Court"), Indiana Treasurer of State v. G. Allen Andreas III, et al. The complaint relates to the $300 million registered public offering of 8.125% Senior Notes due 2018 by Overseas Shipholding Group, Inc. ("OSG") on March 24, 2010 (the "Offering"), in which the Company participated as an underwriter. In addition to the Company, the complaint names as defendants the other underwriters of the Offering, OSG's Chief Financial Officer, the members of OSG's Board of Directors and OSG's outside auditor. The primary allegation in the complaint is that the offering materials pursuant to which the Offering was conducted contained untrue statements of material facts, omitted to state other facts

necessary to make the statements made not misleading and were not prepared in accordance with the rules and regulations governing their preparation. The complaint does not specify the dollar amount of damages sought.

The underwriters for the Offering have had settlement discussions with respect to this litigation, and the Company has established a reserve amount reflective of the Company's monetary liability allocation in the event a settlement is formally achieved. The Company believes that such reserve currently is appropriate, as probable and estimable, in the context of those discussions.

Guaranteed Compensation

The Company did not have any guaranteed compensation arrangements with any employees as of December 31, 2014.

Investment Banking Activities

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2014, and were subsequently settled had no material effect on the financial statements as of that date.

9. Benefit Plans

The Company instituted a defined contribution 401(k) plan in 2004. Eligible employees electing to enroll in this plan may receive an employer match of 100% up to 10% of the employees' salary, capped at the annual deferral limit, as defined. The Company's employees participate in a noncontributory defined benefit pension plan administered and funded by DNB Bank ASA, New York Branch.

10. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to financial advisory services. No losses have occurred in such accounts as of December, 2014.

11. Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital of $250,000. As of December 31, 2014, the Company had net capital of $137,394,957, which exceeded the regulatory requirement by $137,144,957.

In accordance with the exemptive requirements of Section K(2)(i) of SEC Rule 15c3-3, the Company has segregated $90,207 in a special bank account for the exclusive benefit of customers. At December 31, 2014, the Company did not have any payables to customers related to the Client Commission Agreement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

Proprietary balances held at GSEC, or proprietary accounts of introducing brokers ("PAB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and GSEC, which require, among other things, that GSEC perform computations for PAB assets and segregate certain balances on behalf of the Company, if applicable.

12. Subsequent Events

The Company evaluated subsequent events through the date of issuance of the statement of financial condition and found no material impact to the Company's financial condition.